SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NuRx Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059Q200
(CUSIP Number)

Steven D. Gershick
Chief Financial Officer
Nurx Pharmaceuticals, Inc.
12121 Wilshire Boulevard
Los Angeles, California 90025
(310) 526-3227
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 21, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059Q200
1	NAME OF REPORTING PERSON: Harin Padma-Nathan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,247,489(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,247,489(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,247,489(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.00%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes warrants to purchase up to 922,500 shares of Common Stock which are immediately exercisable and options to purchase 632,212 shares of Common Stock which are fully exercisable or exercisable within 60 days of the date of this filing.

(2) Based solely upon information set forth in the Issuer’s Form 10-K/A, Amendment No. 2 filed with the Securities and Exchange Commission on March 31, 2010, there were 23,444,234 shares of the Issuer’s common stock outstanding as of March 29, 2010.

Item 1.        SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Nurx Pharmaceuticals, Inc, a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is located at 18 Technology, Suite 130, Irvine, California 92618.

Item 2.        IDENTITY AND BACKGROUND

This statement is filed by Harin Padma-Nathan, M.D. (the “Reporting Person” or “Dr. Padma-Nathan”).  Dr. Padma-Nathan has been the President and Chief Executive Officer of the Company since May 2007 and has served as a director since June 2007.  He also has been Chief Scientific Officer at Insyght Interactive, a medical communications company, since 2004.  Dr. Padma-Nathan has been a Clinical Professor of Urology at the Keck School of Medicine of the University of Southern California since 1995.  Dr. Padma-Nathan’s business address is 9100 Wilshire Boulevard, Beverly Hills, California 90212.

Dr. Padma-Nathan is a citizen of the United States and has not during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 21, 2010, Reporting Person, along with certain other purchasers, entered into a certain Stock Purchase Agreement with DYVA Holding Ltd. (“DYVA”), pursuant to which DYVA sold and Reporting Person acquired 2,777,778 shares of Common Stock for a purchase price of $250,000.  These shares were purchased in the name of “UBS Financial Custodian FBO Harin Padma-Nathan IRA,” a retirement trust for the benefit of Reporting Person (the “IRA”).  Reporting Person has sole voting and dispositive power over these securities.

On November 12, 2009, Reporting Person entered into a private transaction with Hunter World Markets, Inc. (“HWM”) pursuant to which HWM sold and the Reporting Person acquired from HWM a warrant to purchase up to 768,750 shares of Common Stock for an aggregate purchase price of $5,000.  The warrant is fully exercisable.

On October 29, 2009, Dr. Padma-Nathan was granted an option to purchase up to 500,000 shares of Common Stock at an exercise price of $0.45 per share, of which 111,112 shares are currently exercisable or exercisable within 60 days of the date of this filing.

On October 23, 2009, Reporting Person entered into a private transaction with Santa Monica Capital Partners II, LLC (“SMCP”), pursuant to which SMCP sold to Dr. Padma-Nathan and Dr. Padma-Nathan acquired from SMCP, 200,000 shares of Common Stock for an aggregate purchase price of $50,000.

On September 23, 2009, the Reporting Person entered into a private transaction HWM pursuant to which HWM sold and the Reporting Person acquired from HWM 99,999 shares of Common Stock and a warrant to purchase up to 153,750 shares of Common Stock for an aggregate purchase price of $20,000.  The warrant is fully exercisable.

On May 31, 2007, Dr. Padma-Nathan was granted an option to purchase up to 868,500 shares of Common Stock at an exercise price of $0.45 per share (adjusted to reflect the effect of a 1:4 reverse stock and subsequent option re-pricing arrangement), of which 521,100 shares are currently exercisable or exercisable within 60 days of the date of this filing.

On June 25, 2007, in connection with the Issuer’s private placement of Common Stock, and pursuant to a certain Securities Purchase Agreement between the Issuer and Dr. Padma-Nathan’s IRA, the Issuer sold and the Reporting Person acquired 500,000 shares of Common Stock (125,000 shares as adjusted to reflect the effect of a 1:4 reverse stock split) at an aggregate purchase price of $250,000.

On April 27, 2007, in connection with the Issuer’s initial funding, the Issuer sold and the Reporting Person acquired 2,000,000 shares of Common Stock (500,000 shares as adjusted to reflect the effect of a 1:4 reverse stock split) at an aggregate purchase price of $2,000.

Item 4.        PURPOSE OF TRANSACTION

Dr. Padma-Nathan acquired all of the securities described above for investment purposes.  Except as set forth herein, Reporting Person does not have any plans or proposals of the type set forth in the instructions to Item 4 of Schedule 13D.  Although he has no present plans to do so, Dr. Padma-Nathan may from time to time make further acquisitions of securities of the Issuer for investment purposes.  In addition, and although he has no present plans to do so, Reporting Person may from time to time sell shares of Common Stock in open market or private transactions.

Item 5.        INTERESTS IN SECURITIES OF THE ISSUER

As of the date of this filing, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Dr. Padma-Nathan may be found in rows 11 and 13 on the cover page of this filing.

The voting power Dr. Padma-Nathan has relative to the securities discussed herein may be found in rows 7 through 10 on the cover page of this filing.  Except with respect to Dr. Padma-Nathan’s  acquisition of 2,777,778 shares of Common Stock from Dyva as described under Item 2 above, no acquisition or disposition of beneficial ownership of shares were made by the Reporting Person in the last 60 days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 29, 2010, the Issuer  entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QuantRx Biomedical Corporation, a Nevada corporation (“QuantRx”), and NP Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of QuantRx (“Merger Sub”). The Merger Agreement provides that Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of QuantRx.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of the Issuer’s Common Stock (other than shares held by the Issuer or any wholly-owned subsidiary of the Issuer or by QuantRx or Merger Sub or any of their respective subsidiaries or by stockholders of the Issuer who have properly demanded appraisal rights for their shares in accordance with Nevada law) will be converted into the right to receive approximately 1.54 shares of QuantRx common stock.  Upon consummation of the Merger, the pre-Merger securityholders of the Issuer will own approximately 40% of QuantRx.  All options and warrants of the Issuer outstanding at the Effective Time will be assumed by QuantRx and converted into rights with respect to QuantRx common stock.

On January 29, 2010, in connection with the Merger Agreement, the Issuer and QuantRx entered into voting agreements with the Issuer’s officers and directors, including Dr. Padma-Nathan, in their capacities as stockholders of the Issuer only, and certain significant stockholders of the Issuer who together represented approximately 31% of the Issuer’s outstanding shares of Common Stock as of January 29, 2010.  Under the terms of each voting agreement, the stockholders agreed to vote, and irrevocably appointed QuantRx and its executive officers as each such stockholder’s proxy to, among other matters, vote, all outstanding shares of the Issuer’s Common Stock beneficially held by each such stockholder as of the record date (a) in favor of the approval of the Merger and adoption of the Merger Agreement; (b) against any other acquisition proposal or superior proposal; and (c) against any proposal or transaction which is intended, or could reasonably be expected, to otherwise impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger. In addition, under the terms of the voting agreements, each such stockholder agreed not to exercise any rights of appraisal or any dissenters’ rights that such party may have or could potentially have in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

The foregoing description of the merger agreement and voting agreements does not purport to be complete and is qualified in its entirety by reference to the merger agreement and form of voting agreement, copies of which are filed with the Securities and Exchange Commission on Form 8-K on January 29, 2010, as exhibits 2.1 and 99.1, respectively.

In addition, the vesting of the options described above which were granted to Dr. Padma-Nathan is contingent on Dr. Padma-Nathan’s continued employment with the Issuer.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
1.
Agreement and Plan of Merger, dated as of January 29, 2010, by and among QuantRx Biomedical Corporation, NP Acquisition Corporation and NuRx Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to NuRx Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on January 29, 2010).

2.
Form of Voting Agreement, by and among QuantRx Biomedical Corporation, NuRx Pharmaceuticals, Inc. and the stockholders identified therein (incorporated herein by reference to Exhibit 99.1 to NuRx Pharmaceuticals, Inc.’s Current Report on Form 8-K filed January 29, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	HARIN PADMA-NATHAN, M.D.

/s/ Harin Padma-Nathan